UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of January 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                          SCHEDULE 5

                                BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25 The North Colonnade
    Canary Wharf
    London E14 5HS
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Name of company:                 SPIRENT PLC

Name of scheme:                  SPIRENT EXECUTIVE SHARE OPTION SCHEME

Period of return:                From: 1 JULY 2004               To: 31 DECEMBER 2004

Number and class of share(s) (amount of  Stock/debt  4,562,114 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 40,380 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end 4,521,734 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt   3,000,000 ORDINARY SHARES OF 3 1/3p EACH DATED 29
securities) originally listed and the date of        SEPTEMBER 2000
admission:
                                                     3,000,000 ORDINARY SHARES OF 3 1/3 p EACH DATED 28
                                                     MAY 2004


Please confirm total number of shares in issue at the end of the period in order for us to update our records
                                              956,241,665


Contact for queries:                                    Address:     Spirent plc

Name: Michael Anscombe                                               Spirent House

Telephone: 01293 767676                                              Crawley Business Quarter

                                                                     Fleming Way

                                                                     Crawley, RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:




                                         SCHEDULE 5

                              BLOCK LISTING SIX MONTHLY RETURN


To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25 The North Colonnade
    Canary Wharf
    London E14 5HS


Name of company:             SPIRENT PLC

Name of scheme:              U.S. EMPLOYEE STOCK PURCHASE PLAN

Period of return:            From: 1 JULY 2004                  To: 31 DECEMBER 2004

Number and class of share(s) (amount of  Stock/debt 1,985,764 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the
last period:

Number of shares issued/allotted under scheme       84,088 ORDINARY SHARES
during period:

Balance under scheme not yet issued/allotted at end 3,701,676 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt  435,000 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed and the date of       ADMITTED 5 JUNE 2001
admission:
                                                    3,500,000 ORDINARY SHARES OF 3 1/3p EACH
                                                    ADMITTED 1 NOVEMBER 2001

                                                    7,000,000 ORDINARY SHARES OF 3 1/3p EACH
                                                    ADMITTED 18 NOVEMBER 2002

                                                    1,800,000 ORDINARY SHARES OF 3 1/3 p EACH ADMITTED 6
                                                    DECEMBER 2004


Please confirm total number of shares in issue at the end of the period in order for us to update our records

                                              956,241,665


Contact for queries:                                    Address:    Spirent plc

Name: Michael Anscombe                                              Spirent House

Telephone: 01293 767676                                             Crawley Business Quarter

                                                                    RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                                        SCHEDULE 5

                           BLOCK LISTING SIX MONTHLY RETURN



To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25 The North Colonnade
     Canary Wharf
     London E14 5HS



Name of company:             SPIRENT PLC

Name of scheme:              GLOBAL ALL EMPLOYEE SHARE PURCHASE PLAN

Period of return:            From: 1 JULY 2004                  To: 31 DECEMBER 2004

Number and class of share(s) (amount of  Stock/debt 332,044 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the
last period:

Number of shares issued/allotted under scheme       NIL ORDINARY SHARES
during period:

Balance under scheme not yet issued/allotted at end 1,032,044 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt
securities) originally listed and the date of
admission:                                          1,000,000 ORDINARY SHARES OF 3 1/3p EACH ADMITTED 18
                                                    NOVEMBER 2002

                                                    700, 000 ORDINARY SHARES OF 3 1/3 p EACH ADMITTED 6
                                                    DECEMBER 2004


Please confirm total number of shares in issue at the end of the period in order for us to update our records

                                              956,241,665


Contact for queries:                                    Address:    Spirent plc

Name: Michael Anscombe                                              Spirent House

Telephone: 01293 767676                                             Crawley Business Quarter

                                                                    RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                                    SCHEDULE 5

                         BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25 The North Colonnade
     Canary Wharf
     London E14 5HS


      ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000

Name of company:                 SPIRENT PLC

Name of scheme:                  NETCOM AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:                From: 1 JULY 2004               To: 31 DECEMBER 2004

Number and class of share(s) (amount of  Stock/debt  5,986,513 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 1,207,333 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end 4,779,180 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt   3,291,399 ORDINARY SHARES OF 3 1/3p EACH DATED 03/
securities) originally listed and the date of        09/1999
admission:
                                                     1,739,130 ORDINARY SHARES OF 3 1/3p EACH
                                                     DATED 8 JULY 2002

                                                     6,722,689 ORDINARY SHARES OF 3 1/3p EACH
                                                     DATED 8 OCTOBER 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records

                                              956,241,665


Contact for queries:                                   Address:    Spirent plc

Name: Michael Anscombe                                             Spirent House

Telephone: 01293 767676                                            Crawley Business Quarter

                                                                   Fleming Way Crawley, RH10 9QL
Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                                     SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25 The North Colonnade
     Canary Wharf
     London E14 5HS


Name of company:                 SPIRENT PLC

Name of scheme:                  ZARAK AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:                From: 1 JULY 2004               To: 31 DECEMBER 2004

Number and class of share(s) (amount of  Stock/debt  2,690,996 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during NIL ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end 2,690,996 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt   3,895,474 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed and the date of        DATED 14 NOVEMBER 2000
admission:

Please confirm total number of shares in issue at the end of the period in order for us to update our records

                                              956,241,665


Contact for queries:                                    Address:     Spirent plc

Name: Michael Anscombe                                               Spirent House

Telephone: 01293 767676                                              Crawley Business Quarter

                                                                     Fleming Way

                                                                     Crawley, RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                                     SCHEDULE 5

                         BLOCK LISTING SIX MONTHLY RETURN


To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25 The North Colonnade
    Canary Wharf
    London E14 5HS



Name of company:                 SPIRENT PLC

Name of scheme:                  SPIRENT SAVINGS RELATED SHARE OPTION SCHEME

Period of return:                From: 1 JULY 2004               To: 31 DECEMBER 2004

Number and class of share(s) (amount of  Stock/debt  186,355 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 5,543 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end 180,812 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt   200,000 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed and the date of        DATED 31 DECEMBER 2003
admission:


Please confirm total number of shares in issue at the end of the period in order for us to update our records

                                              956,241,665


Contact for queries:                                    Address:     Spirent plc

Name: Michael Anscombe                                               Spirent House

Telephone: 01293 767676                                              Crawley Business Quarter

                                                                     Fleming Way

                                                                     Crawley, RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                                  SCHEDULE 5

                        BLOCK LISTING SIX MONTHLY RETURN


To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25 The North Colonnade
    Canary Wharf
    London E14 5HS



Name of company:                 SPIRENT PLC

Name of scheme:                  SPIRENT STOCK INCENTIVE PLAN
                                 (FORMERLY KNOWN AS SPIRENT STOCK OPTION PLAN)

Period of return:                From: 1 JULY 2004               To: 31 DECEMBER 2004

Number and class of share(s) (amount of  Stock/debt  5,632,934 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 1,171,558 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end 4,461,376 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt   3,720,930 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed and the date of        DATED 1 OCTOBER 2003
admission:
                                                     3,703,703 ORDINARY SHARES OF 3 1/3p EACH DATED 2
                                                     OCTOBER 2003


Please confirm total number of shares in issue at the end of the period in order for us to update our records

                                              956,241,665


Contact for queries:                                    Address:     Spirent plc

Name: Michael Anscombe                                               Spirent House

Telephone: 01293 767676                                              Crawley Business Quarter

                                                                     Fleming Way

                                                                     Crawley, RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                                     SCHEDULE 5

                           BLOCK LISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25 The North Colonnade
     Canary Wharf
     London E14 5HS



Name of company:                 SPIRENT PLC

Name of scheme:                  CAW AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:                From: 1 JULY 2004               To: 31 DECEMBER 2004

Number and class of share(s) (amount of  Stock/debt  929,607 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 51,506 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end 878,101 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt   1,300,000 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed and the date of        DATED 15 AUGUST 2002
admission:
                                                     115,394 ORDINARY SHARES OF 3 1/3p EACH
                                                     DATED 28 AUGUST 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our records

                                              956,241,665


Contact for queries:                                   Address:    Spirent plc

Name: Michael Anscombe                                             Spirent House

Telephone: 01293 767676                                            Crawley Business Quarter

                                                                   Fleming Way

                                                                   Crawley, RH10 9QL
Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date    07 January 2005                   By   ____/s/ Luke Thomas____

                                                    (Signature)*